SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 4) *

                                  Osteotech, Inc.
                                 (Name of Issuer)

                           Common Stock, Par Value $.01
                          (Title of Class of Securities)

                                    688582105
                                  (CUSIP Number)

                                 Arthur Goetchius
            300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  January 14, 1997
            (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 20 PAGES

      13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                51,902
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                51,902
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                51,902
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .66%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 2 OF 20 PAGES

                                    13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                152,329
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                154,317
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                154,317
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.98%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                IA
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PAGE 3 OF 20 PAGES

                                    13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                30,192
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                30,192
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                30,192
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .39%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 4 OF 20 PAGES

                                    13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  The Pharmaceutical/Medical Technology Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                109,218
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                109,218
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                109,218
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.40%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 5 OF 20 PAGES

                                    13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                14,060
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                14,060
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                14,060
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .18%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 6 OF 20 PAGES

                                    13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  FK Investments, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                -0-
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 7 OF 20 PAGES

                                    13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                357,701
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                359,689
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.60%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 8 OF 20 PAGES

                                    13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    PF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                357,701
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                364,689
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                364,689
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.67%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 9 OF 20 PAGES

                                    13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    PF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                359,689
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                5,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                359,689
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                364,689
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.67%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 10 OF 20 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                357,701
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                359,689
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                359,689
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.60%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 11 OF 20 PAGES

                                    13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                357,701
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                359,689
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                359,689
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.60%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 12 OF 20 PAGES

      The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company and a registered investment adviser ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership ("Pharm Fund"), (v) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (vi) FK Investments, L.P., a Delaware limited partnership ("FK Investments"), (vii) William Ehrman,
(viii) Frederic Greenberg, (ix) Frederick Ketcher, (x) Jonas Gerstl, and (xi) James McLaren, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Osteotech, Inc. (the "Company"), is hereby amended by this Amendment No. 4 as follows:

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), Bev Partners, Pharm Fund, and Jonas Partners is approximately $286,963, $864,403, $167,049, $606,910, and
$77,892, respectively.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by a member of Mr. Greenberg's immediate family is approximately $25,000.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $27,175.
      Messrs. Ehrman, Gerstl and McLaren currently own no shares of Common
Stock.
      The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners, Pharm Fund, Jonas Partners and FK Investments were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg and Ketcher were purchased with personal funds.
      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, Pharm Fund, Jonas Partners, and FK Investments are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Greenberg are held in an account maintained at Goldman, Sachs & Co. or are beneficially owned by a member of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co. Inc. Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,812,011 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 1996, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 1996 (which is the most recent Form 10-Q on file).

            As of the close of business on January 14, 1997:

            (i) EGS Associates owns beneficially 51,902 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 154,317 shares purchased for discretionary accounts managed by it, constituting approximately 1.98% of the shares outstanding.
            (iii) Bev Partners owns beneficially 30,192 shares of Common Stock, constituting less than 1% of the shares outstanding.

                              PAGE 13 OF 20 PAGES

            (iv) Pharm Fund owns 109,218 shares of Common Stock, constituting approximately 1.40% of the shares outstanding.
            (v) Jonas Partners owns 14,060 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (vi)  FK Investments owns no shares of Common Stock.
            (vii) Mr. Greenberg owns beneficially through ownership by a member of his immediate family, 5,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (viii) Mr. Ketcher owns directly 5,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (ix) Messrs. Ehrman, Gerstl and McLaren own directly no shares of Common Stock.
            By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 51,902 shares beneficially owned by EGS Associates, the 154,317 shares beneficially owned by EGS Partners, the 30,192 shares beneficially owned by Bev Partners, the 109,218 shares beneficially owned by Pharm Fund, and the 14,060 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, Pharm Fund, Jonas Partners, and FK Investments are aggregated, they total 359,689 shares of Common Stock, constituting approximately 4.60% of the shares outstanding.
            (viii) In the aggregate, the Reporting Persons beneficially own a total of 369,689 shares of Common Stock, constituting approximately 4.73% of the shares outstanding.

            (b)   (i)   Each of EGS Associates, EGS Partners, Bev Partners,
Jonas Partners, Pharm Fund and FK Investments has the power to vote on all of the shares of Common Stock, except for 1,988 shares held by one of the discretionary accounts, and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
                  (ii) Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has no power to vote and shared power to dispose of the shares owned by a member of his immediate family.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to January 14, 1997 until January 14, 1997 by EGS Associates, EGS Partners, Pharm Fund, Bev Partners and Jonas Partners, are set forth in Schedules A, B, C, D and E, respectively, and were all effected in the over-the-counter market. During such period Messrs. Ehrman, Greenberg, Ketcher, Gerstl, and McLaren, did not enter into any transactions in the Common Stock.

            (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

            (e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Common Stock of the Company on January 14, 1997.

                              PAGE 14 OF 20 PAGES

                                    SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 17, 1997                  /s/ Ellen A. Martino
                                          Ellen A. Martino, as Attorney-in-
                                          Fact for William Ehrman,
                                          individually, as member of EGS
                                          PARTNERS, L.L.C., and as general
                                          partner of each of EGS ASSOCIATES,
                                          L.P., BEV PARTNERS, L.P., THE
                                          PHARMACEUTICAL/MEDICAL TECHNOLOGY
                                          FUND, L.P., JONAS PARTNERS, L.P.,
                                          and FK INVESTMENTS, L.P.

                                          /s/ Frederic Greenberg
                                          Frederic Greenberg, individually, as
                                          member of  EGS PARTNERS, L.L.C., and
                                          as general partner of each of  EGS
                                          ASSOCIATES, L.P., BEV PARTNERS,
                                          L.P., THE  PHARMACEUTICAL/MEDICAL
                                          TECHNOLOGY FUND, L.P., JONAS
                                          PARTNERS, L.P. and FK INVESTMENTS,
                                          L.P.

                                          /s/ Frederick Ketcher
                                          Frederick Ketcher, individually, as
                                          member of EGS PARTNERS, L.L.C., and
                                          as general partner of each of  EGS
                                          ASSOCIATES, L.P., BEV PARTNERS,
                                          L.P., THE PHARMACEUTICAL/MEDICAL
                                          TECHNOLOGY FUND, L.P., JONAS
                                          PARTNERS, L.P. and FK INVESTMENTS,
                                          L.P.

                                          /s/ Jonas Gerstl
                                          Jonas Gerstl, individually, as
                                          member of EGS PARTNERS, L.L.C., and
                                          as general partner of each of EGS
                                          ASSOCIATES, L.P., BEV PARTNERS,
                                          L.P.,  THE PHARMACEUTICAL/MEDICAL
                                          TECHNOLOGY FUND, L.P., JONAS
                                          PARTNERS, L.P. and FK INVESTMENTS,
                                          L.P.

                                          /s/ Ellen A. Martino
                                          Ellen A. Martino, as Attorney-In-
                                          Fact for James McLaren,
                                          individually, as member of EGS
                                          PARTNERS, L.L.C., and as general
                                          partner of each of EGS ASSOCIATES,
                                          L.P., BEV PARTNERS, L.P., THE
                                          PHARMACEUTICAL/MEDICAL TECHNOLOGY
                                          FUND, L.P., JONAS PARTNERS, L.P. and
                                          FK INVESTMENTS, L.P.


                              PAGE 15 OF 20 PAGES

                                  Schedule A

                              EGS Associates, L.P.

                        Transactions in the Common Stock

                                                          Price Per Share
  Date of                           Number of               (including
Transaction                   Shares Purchased/(Sold)  Commissions, if any)


12/30/96                              1,000                    $7.06
1/14/97                              (3,390)                   $8.07




                              PAGE 16 OF 20 PAGES

                                  Schedule B

                              EGS Partners, L.P.

                        Transactions in the Common Stock

                                                          Price Per Share
  Date of                           Number of               (including
Transaction                   Shares Purchased/(Sold)  Commissions, if any)


12/19/96                                 780                  $6.37
1/14/97                              (10,080)                 $8.07


                              PAGE 17 OF 20 PAGES

                                  Schedule C

                  The Pharmaceutical/Medical Technology Fund, L.P.

                        Transactions in the Common Stock

                                                          Price Per Share
  Date of                           Number of               (including
Transaction                   Shares Purchased/(Sold)  Commissions, if any)

11/15/96                            5,000                         $6.31
12/19/96                            2,220                         $6.37
12/31/96                            1,000                         $7.00
1/14/97                             (7,135)                       $8.07


                              PAGE 18 OF 20 PAGES

                                  Schedule D

                              Bev Partners, L.P.

                        Transactions in the Common Stock

                                                          Price Per Share
  Date of                           Number of               (including
Transaction                   Shares Purchased/(Sold)  Commissions, if any)


1/14/97                             (1,975)                     $8.07



                              PAGE 19 OF 20 PAGES

                                  Schedule E

                              Jonas Partners, L.P.

                        Transactions in the Common Stock

                                                          Price Per Share
  Date of                           Number of               (including
Transaction                   Shares Purchased/(Sold)  Commissions, if any)

1/14/97                             (920)                       $8.07



                              PAGE 20 OF 20 PAGES